Exhibit 3.55(b)

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:23 PM 03/24/2005
FILED 02:48 PM 03/24/2005
SRV 050243743 - 3929413 FILE
CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
WTP ACQUISITION CORP.
      WTP ACQUISITION CORP., (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:
      FIRST: That the board of directors of the Corporation (the “Board of Directors”), by unanimous written consent filed with the minutes of proceedings of the Board of Directors, duly adopted a resolution declaring advisable two amendments to the Certificate of Incorporation of the Corporation and submitted the same to the sole stockholder of the Corporation for approval. The resolution setting forth the proposed amendments is as follows:
      RESOLVED, that Articles First and Second of the Certificate of Incorporation of the Corporation shall be amended by deleting the existing Articles First and Second and substituting the following therefor:

“FIRST: The name of the corporation is We The People USA, Inc.

SECOND: The registered office of the corporation in the State of Delaware and New Castle County shall be 1209 Orange Street, Wilmington, Delaware 19801. The registered agent at such address shall be The Corporation Trust Company.”
      SECOND: That the sole stockholder of the Corporation has duly approved the aforesaid amendments in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.
      THIRD: That the aforesaid amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
      IN WITNESS WHEREOF, WTP Acquisition Corp. has caused this Certificate of Amendment to be signed by an authorized officer this 23rd day of March, 2005.

WTP ACQUISITION CORP.

By:	/s/ Ira Distenfield

Name: Ira Distenfield
Title: Chief Executive Officer